UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 21, 2026, Pulsenmore Ltd. (the “Company”) issued a press release entitled “Pulsenmore To Commence Trading on Nasdaq as It Expands FDA-authorized Home Prenatal Ultrasound Devices in the U.S.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Investors and others should note that the Company may announce material information about its finances, products, and other matters to its investors using the investor relations page of its website (pulsenmore.com/investor_relations/) and its Linkedin account (linkedin.com/company/pulsenmore/) in addition to SEC filings, press releases, public conference calls and webcasts. The Company uses these channels to communicate with the Company’s shareholders and the public about the Company and other issues. It is possible that the information the Company posts on these channels could be deemed to be material information. Therefore, the Company encourages investors, the media, and others interested in the Company to review the information it posts on the Company’s website and LinkedIn account in addition to following its press releases, SEC filings, public conference calls, and webcasts.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: January 21, 2026	By:	/s/ Dr. Elazar Sonnenschein
Dr. Elazar Sonnenschein
Chief Executive Officer